October 30, 2007

Mail Stop 4561

J. Duncan Smith
Chief Financial Officer
Bryn Mawr Bank Corp.
801 Lancaster Avenue
Bryn Mawr, PA 19010

Re: Bryn Mawr Bank Corporation
**   Form 10-K for the period ended December 31, 2006**
**   File No. 0-15261**

Dear Mr. Smith:

        We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Exhibit 13
Management's Discussion and Analysis
Interest Rate Sensitivity, page 8

1.   We note you purchased a $25 million notional, prime-rate based, three-year interest rate floor in April 2006 to mitigate the impact on earnings of anticipated declining rates over the next three years. Please provide us with the following additional information:

- tell us how you account for the interest rate floor, citing the specific literature you use to support your accounting treatment;
- if you use the interest rate floor in a designated hedging relationship, please clearly identify the type of hedge (cash flow, fair value, etc.), the hedged items and the documented risk being hedged and describe the method you use to assess effectiveness;
- tell us how your accounting treatment has impacted your financial statements; and
- quantify the fair value of the interest rate floor at December 31, 2006.

Non-Interest Income, page 11

2.   We note the significance of wealth management fees to your total revenues and the related Risk Factor (on page 8 of your Form 10-K). To help an investor understand the changes in assets under management and how those changes impact your wealth management fee revenues, please separately quantify, in your future filings, the changes in assets under management attributable to customers' net cash flows and changes in the market value of the portfolio. Provide us with your proposed future disclosure.

Consolidated Financial Statements
Note 1- Summary of Significant Accounting Policies
SAB 108, page 26

General

3.   Please tell us when the identified errors arose and confirm that they had previously been considered immaterial. Refer to Interpretive Response 3 of SAB 108.

Wealth Management Fees

4.   We note your disclosure that in prior periods certain wealth management fees were recorded in the month billed and not the month earned and the cumulative impact of this error was corrected upon the adoption of SAB 108. We also note your revenue recognition accounting policy on page 24 (which remained unchanged from your December 31, 2005 Form 10-K) which indicates that with the exception of non-accrual loans and leases, all sources of income are recognized on an accrual basis. Please confirm that, in accordance with your accounting policy, you currently recognize revenues from wealth management fees when earned.

Accrued Expenses

5.   Please confirm that you currently recognize accrued expenses on an accrual, rather than "cash" basis.

         As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief